UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
Amendment No. 1
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) Of The
Securities Exchange Act Of 1934
CATALINA MARKETING CORPORATION
(Name of the Issuer)
CATALINA MARKETING CORPORATION
L. DICK BUELL
(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
148867104
(CUSIP Number of Class of Securities)
Catalina Marketing Corporation
200 Carillon Parkway
St. Petersburg, Florida 337316
Attn: Joanne Freiberger
(727) 579-5116
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Paul, Hastings, Janofsky & Walker LLP	Cravath, Swaine & Moore LLP	Foley & Lardner LLP
75 East 55th Street	Worldwide Plaza	100 North Tampa Street
New York, NY 10022	825 Eighth Avenue	Suite 2700
Attn: Barry A. Brooks, Esq.	New York, NY 10019	Tampa, FL 33602
(212) 318-6000	Attn: Jesse Cuevas	Attn: Steven W. Vazquez
	(212) 474-1000	(813) 229-2300
This statement is filed in connection with (check the appropriate box):
☑	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☐	d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	$1,579,937,588	Amount of filing fee*	$48,505

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) the sum of 47,026,705 shares Common Stock and approximately 109,424 restricted stock units and (ii) the merger consideration of $32.50 per share (equal to $1,531,924,193) and (b) the product of options and share appreciation rights to purchase 6,216,598 shares of common stock with exercise prices less than $32.50 and approximately $7.72 (which is the difference between $32.50 and the weighted average exercise price per share) (equal to $48,013,396). In accordance with the Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0000307 by the aggregate transaction valuation of $1,579,937,588.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$48,501
Form or Registration No.:	Schedule 14A
Filing Party:	Catalina Marketing Corporation
Date Filed:	May 2, 2007

Introduction
     This Rule 13e-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Catalina Marketing Corporation, a Delaware corporation (the “Company” or “Catalina”), the issuer of the Catalina common stock, par value $0.01 per share, that is subject to the Rule 13E-3 transaction and (2) L. Dick Buell (“Buell”). The Company and Buell are referred to herein collectively as the “Filing Persons”.
     This Transaction Statement relates to the Agreement of Merger, dated as of April 17, 2007 (the “Merger Agreement”), by and among the Company, Checkout Holding Corp (“Parent”), a Delaware corporation, and Checkout Acquisition Corp. (“Merger Sub”), a Delaware corporation that is a wholly-owned subsidiary of Parent. If the Merger Agreement is adopted by the Company stockholders and the other conditions to the closing of the Merger (as defined below) are satisfied or waived, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation. As a result of the Merger, the Company, the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, will become a wholly-owned subsidiary of Parent. In the Merger, each issued and outstanding share of the Company’s common stock, par value $0.01 per share, will be converted into the right to receive $32.50 in cash.
     Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.
     All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.
     The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1. Summary Term Sheet
     The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” is incorporated herein by reference.
Item 2. Subject Company Information
     (a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:
Catalina Marketing Corporation
200 Carillon Parkway
St. Petersburg, Florida 33716
(727) 579-5116

     (b) Securities. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “The Special Meeting—Record Date and Quorum” and “The Special Meeting—Required Vote” is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the section of the Proxy Statement entitled “Other Important Information Regarding Catalina—Market Price of Catalina Common Stock” is incorporated herein by reference.
     (d) Dividends. The information set forth in the section of the Proxy Statement entitled “Other Important Information Regarding Catalina—Market Price of Catalina Common Stock” is incorporated herein by reference.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. The information set forth in the section of the Proxy Statement entitled “Other Important Information Regarding Catalina—Transactions in Catalina Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a) Name and address. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “The Parties to the Merger” and “Information Regarding the Transaction Participants” is incorporated herein by reference.
     (b) Business and background of entities. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “The Parties to the Merger” and “Information Regarding the Transaction Participants” is incorporated herein by reference.
     (c) Business and background of natural persons. The information set forth in the section of the Proxy Statement entitled “Information Regarding the Transaction Participants” is incorporated herein by reference.
Item 4. Terms of the Transaction
     (a) Material terms.
          (1) Not applicable.
          (2)(i) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Certain Effects of the Merger” and “Questions and Answers About the Special Meeting and the Merger” is incorporated herein by reference.
          (2)(ii) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Material United States Federal Income Tax”, “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Treatment of Stock Options and Other Awards” is incorporated herein by reference.
          (2)(iii) The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background to the Merger”, “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness”, “Special Factors— Purposes, Reasons and Plan for Catalina after the Merger”, and “Special Factors—Interests of Certain Persons in the Merger” is incorporated herein by reference.

          (2)(iv) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger” and “The Special Meeting—Required Vote” is incorporated herein by reference.
          (2)(v) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Certain Effects of the Merger” and “Special Factors—Interests of Certain Persons in the Merger” is incorporated herein by reference.
          (2)(vi) Not applicable.
          (2)(vii) The information set forth in the section of the Proxy Statement entitled “Special Factors—Material United States Federal Income Tax Consequences” is incorporated herein by reference.
     (c) Different terms. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Certain Effects of the Merger” and “Special Factors—Interests of Certain Persons in the Merger” is incorporated herein by reference.
     (d) Appraisal rights. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Rights of Appraisal” and “Section 262 of the Delaware General Corporation Law”, which is attached as Annex D thereto, is incorporated herein by reference.
     (e) Provisions for unaffiliated security holders. The information set forth in the section of the Proxy Statement entitled “Provisions for Unaffiliated Stockholders” is incorporated herein by reference. The Filing Persons have made no provisions in connection with the Merger to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.
     (f) Eligibility for listing or trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a) (1)-(2) Transactions. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Interests of Certain Persons in the Merger” and “Voting Agreements” is incorporated herein by reference.
     (b)-(c) Significant corporate events; Negotiations or contacts. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness”, “Special Factors—Purposes, Reasons and Plans for Catalina after the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Interests of Certain Persons in the Merger”, “The Merger Agreement”, “Limited Guarantee”, “Voting Agreements”, “Antaeus Voting Agreement”, which is attached as Annex E thereto, “ValueAct Capital Voting Agreement”, which is attached as Annex F thereto, and “Limited Guarantee”, which is attached as Annex G thereto, is incorporated herein by reference.
     (e) Agreements involving the subject company’s securities. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors— Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness”, “Special Factors—Purposes, Reasons and Plans for Catalina after the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Interests of Certain Persons in the Merger”, “The Merger Agreement” and “Voting Agreements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of securities acquired. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Certain Effects of the Merger”, “Special Factors— Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness”, “Special Factors—Purposes, Reasons and Plans for Catalina after the Merger”, “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Treatment of Stock Options and Other Awards” is incorporated herein by reference.
     (c) (1)-(8) Plans. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors— Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness”, “Special Factors—Purposes, Reasons and Plans for Catalina after the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Financing”, “Special Factors—Delisting and Deregistration of Catalina Common Stock” and “Special Factors—Interests of Certain Persons in the Merger” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects
     (a) Purposes. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness” and “Special Factors—Purposes, Reasons and Plans for Catalina after the Merger” is incorporated herein by reference.
     (b) Alternatives. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors— Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness” and “Special Factors—Purposes, Reasons and Plans for Catalina after the Merger” is incorporated herein by reference.
     (c) Reasons. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Background of the Merger”, “Special Factors— Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness”, “Special Factors—Certain Effects of the Merger”, and “Special Factors—Purposes, Reasons and Plans for Catalina after the Merger” is incorporated herein by reference.
     (d) Effects. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Background of the Merger”, “Special Factors— Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness”, “Special Factors—Purposes, Reasons and Plans for Catalina after the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Financing”, “Special Factors—Interests of Certain Persons in the Merger” and “Special Factors—Material United States Federal Income Tax Consequences” is incorporated herein by reference.
Item 8. Fairness of the Transaction
     (a)-(b) Fairness; Factors considered in determining fairness. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors— Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Opinions of Goldman, Sachs & Co. and Lazard Frères & Co. LLC”, “Special Factors—Position of L. Dick Buell as to Fairness” and “Special Factors—Interests of Certain Persons in the Merger” is incorporated herein by reference. The full text of the written opinion of Goldman, Sachs & Co., dated as of April 17, 2007, is attached to the Proxy Statement as Annex B and is incorporated herein by reference. The full text of the written opinion of Lazard Frères & Co. LLC, dated as of April 17, 2007, is attached to the Proxy Statement as Annex C and is incorporated herein by reference.
     (c) Approval of security holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “The Special Meeting—Record Date and Quorum”, “The Special Meeting—Required Vote”, “The Merger Agreement—Conditions to the Merger” and “Special Factors— Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Special Factors Considered in Determining Fairness” is incorporated herein by reference.
     (d) Unaffiliated representative. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Special Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness” and “Special Factors—Opinions of Goldman, Sachs & Co. and Lazard Frères & Co. LLC” is incorporated herein by reference.
     (e) Approval of directors. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Special Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness”, “Special Factors—Interests of Certain Persons in the Merger”, and “The Special Meeting—Board Recommendation” is incorporated herein by reference.
     (f) Other offers. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger” and “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Special Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness”, and “Special Factors—Purposes, Reasons and Plans for Catalina after the Merger” is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
     (a)–(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Special Factors Considered in Determining Fairness”, “Special Factors—Opinions of Goldman, Sachs & Co. and Lazard Frères & Co. LLC”, and “Where You Can Find Additional Information” is incorporated herein by reference. The full text of the written opinion of Goldman, Sachs & Co., dated as of April 17, 2007, is attached to the Proxy Statement as Annex B and is incorporated herein by reference. The full text of the written opinion of Lazard Frères & Co. LLC, dated as of April 17, 2007, is attached to the Proxy Statement as Annex C and is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration
     (a)-(d) Source of funds; Conditions; Expenses; Borrowed funds. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Financing”, “Special Factors—Special

Committee Compensation”, “Special Factors—Estimated Fees and Expenses”, “The Special Meeting—Solicitation of Proxies; Expenses”, “The Merger Agreement—Financing” and “The Merger Agreement—Expenses and Termination Fees” is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company
     (a) Securities ownership. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Interests of Certain Persons in the Merger”, and “Other Important Information Regarding Catalina—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
     (b) Securities transactions. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Interests of Certain Persons in the Merger”, “Special Factors—Financing” and “Other Important Information Regarding Catalina—Transactions in Catalina Common Stock” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation
     (d) Intent to tender or vote in a going-private transaction. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness”, “Special Factors—Purposes, Reasons and Plans for Catalina after the Merger”, “The Special Meeting—Required Vote”, “The Merger—Interests of Certain Persons in the Merger” and “Voting Agreements” is incorporated herein by reference.
     (e) Recommendation of others. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger” and “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Position of L. Dick Buell as to Fairness”, “Special Factors—Purposes, Reasons and Plans for Catalina after the Merger”, “Special Factors—Interests of Certain Persons in the Merger” and “The Special Meeting—Board Recommendation” is incorporated herein by reference.
Item 13. Financial Information
     (a) Financial statements. The information set forth in the sections of the Proxy Statement entitled “Other Important Information Regarding Catalina—Selected Historical Consolidated Financial Data”,“Other Important Information Regarding Catalina—Book Value Per Share”, “Other Important Information Regarding Catalina—Ratio of Earnings to Fixed Charges” and “Where You Can Find Additional Information” is incorporated herein by reference. The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and the unaudited financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 are incorporated by reference herein. Certain of the presentations filed as Exhibits c(3)-c(12) to this Schedule 13E-3 include forecasted financial information. The financial forecasts in these presentations were prepared by Catalina’s senior management for internal use and to assist potential acquirers and the financial advisors to the special committee and Catalina with their respective due diligence investigations of Catalina and not with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. PricewaterhouseCoopers LLP, Catalina’s independent registered certified public accounting firm, has not examined or compiled any of the forecasted financial information included in any of the presentations filed as Exhibits to this Schedule 13E-3.
     (b) Pro forma information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
     (a) Solicitations or recommendations. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Background of the Merger”, “Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Adoption of the Merger Agreement and the Factors Considered in Determining Fairness”, “Special Factors—Interests of Certain Persons in the Merger”, “Special Factors—Initial Special Committee and Special Committee Compensation”, “Special Factors—Estimated Fees and Expenses” and “The Special Meeting—Solicitation of Proxies; Expenses” is incorporated herein by reference.

     (b) Employees and corporate assets. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers about the Special Meeting and the Merger”, “Special Factors—Background of the Merger”, “Special Factors—Interests of Certain Persons in the Merger”, “Special Factors—Initial Special Committee and Special Committee Compensation”, “Special Factors—Estimated Fees and Expenses”, “The Merger Agreement—Expenses and Termination Fees” and “The Special Meeting—Solicitation of Proxies; Expenses” is incorporated herein by reference.
Item 15. Additional Information
     (b) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits
     (a) (1) Proxy Statement (incorporated herein by reference to the Proxy Statement).
     (a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
     (a) (3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
     (a) (4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
     (a) (5) Press Release dated April 17, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Catalina Marketing Corporation with the Securities and Exchange Commission on April 17, 2007).
     (a) (6) Letter from L. Dick Buell to Catalina Marketing Corporation’s employees regarding Catalina Marketing Corporation entering into the Merger Agreement with Hellman & Friedman Capital Partners VI, L.P. (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Catalina Marketing Corporation with the Securities and Exchange Commission on April 17, 2007).
     (b) (1) Limited Guarantee, dated April 17, 2007, from Hellman & Friedman Capital Partners VI, L.P. in favor of Catalina Marketing Corporation (incorporated herein by reference to Annex G of the Proxy Statement).
     (c) (1) Opinion of Goldman, Sachs & Co., dated April 17, 2007 (incorporated herein by reference to Annex B of the Proxy Statement).
     (c) (2) Opinion of Lazard Frères & Co. LLC, dated April 17, 2007 (incorporated herein by reference to Annex C of the Proxy Statement).
     (c) (3) Presentation, dated November 9, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.
     (c) (4) Presentation, dated December 13, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.
     (c) (5) Presentation, dated December 22, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.

     (c) (6) Presentation, dated December 28, 2006, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.
     (c) (7) Presentation, dated February 28, 2007, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.
     (c) (8) Presentation, dated February 28, 2007, prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Catalina Marketing Corporation.
     (c) (9) Presentation, dated March 8, 2007, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.
     (c) (10) Presentation, dated March 8, 2007, prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Catalina Marketing Corporation.
     (c) (11) Presentation, dated April 17, 2007, prepared by Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of Catalina Marketing Corporation.
     (c) (12) Presentation, dated April 17, 2007, prepared by Goldman, Sachs & Co. for the Board of Directors of Catalina Marketing Corporation.
     (d) (1) Agreement of Merger, dated as of April 17, 2007, by and among Catalina Marketing Corporation, Checkout Holding Corp., and Checkout Acquisition Corp. (incorporated herein by reference to Annex A of the Proxy Statement).
     (d) (2) Voting Agreement, dated March 8, 2007, between Catalina Marketing Corporation and ValueAct Capital Master Fund, L.P. (incorporated herein by reference to Annex F of the Proxy Statement).
     (d) (3) Voting Agreement, dated April 17, 2007, between Catalina Marketing Corporation and Antaeus Enterprises Inc. (incorporated herein by reference to Annex E of the Proxy Statement).
     (f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D of the Proxy Statement).
     (g) None.

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of June 18, 2007

CATALINA MARKETING CORPORATION
By:	/s/ L. Dick Buell
	Name:	L. Dick Buell
	Title:	Chief Executive Officer

/s/ L. Dick Buell
L. Dick Buell